UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number:

RESAAS Services Inc.

(Translation of registrant’s name into English)

#303 – 55 Water Street

Vancouver, British Columbia, Canada V6B 1A1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

INCORPORATION BY REFERENCE

The 2015 Information Circular dated June 2, 2015 attached hereto as Exhibit 99.1 is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-204175) of RESAAS Services Inc., as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESAAS Services Inc. (Registrant)

Date: June 18, 2015	By:	/s/ Cory Brandolini Cory Brandolini Chief Executive Officer

EXHIBIT NUMBER	DESCRIPTION

99.1	RESAAS Services Inc. Notice of Annual General Meeting of Shareholders and 2015 Information Circular dated June 2, 2015